Exhibit 4.2 - Service Agreement of D H Millard

THIS AGREEMENT is made this 19th day of February 2004 BETWEEN

(1) COOKSON GROUP plc whose registered office is at 265 Strand, London WC2R 1DB, hereinafter called “the Company” (which expression shall include successors and assigns of the Company unless the context requires otherwise) of the one part; and

(2) DENNIS HENRY MILLARD of Kingscote, Binfield Road, Nr Wokingham, Berkshire RG11 5PP (hereinafter called “the Employee”) of the other part.

WHEREAS the Company wishes to obtain and the Employee wishes to render his services upon the terms and conditions hereinafter contained, NOW IT IS HEREBY AGREED AND DECLARED as follows:-

1 DEFINITIONS

For the purposes of this Agreement:-

(a) The expression “Associated Company” means (i) any company which is a subsidiary of the Company or a subsidiary of such subsidiary or (ii) a company having an ordinary share capital of which not less than 20 per cent. is owned directly or indirectly by the Company (applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership) or (iii) a holding company of the Company or a subsidiary of any such holding company.

(b) The expressions “subsidiary” and “holding company” have the meanings ascribed thereto in Section 736 of the Companies Act 1985 as amended by the Companies Act 1989.

(c) The expression “the Company” shall unless the context otherwise requires include any person acting on behalf of the Company within his proper authority.

(d) The expression “the Plan” shall mean the Senior Executive Members Section of the Cookson Group Pension Plan (formerly the 1971 Pension and Life Assurance Scheme for Senior Executives).

2 EFFECTIVE DATE

This Agreement shall take effect on the date of signature by the Company and the Employee. The parties acknowledge the Employee’s continuous employment since 1 March 1996.

3 DUTIES

The Employee is appointed to act

(a) as an executive director of the Company;

(b) as Finance Director of the Company;

and in such other capacity with the Company or any other Associated Company as the Company may reasonably require from time to time and which is consistent with his position. The Employee may be required in pursuance of his duties hereunder to perform services not only for the Company but also for any of its associated companies without further remuneration.

The Employee acknowledges that as a director of the Company he will as part of his duties be expected to take part in the overall management of the Company and its associated companies.

The Employee will be based at 265 Strand, London or at such other location within the Greater London area as the Company shall determine from time to time as its head office, or at such other location as the Company may require (which location shall be one which in the Company’s reasonable opinion is within reasonable travelling distance of the Employee’s home address at the time of the change).

4 REMUNERATION

(a) Subject to sub-clause (b) of this Clause, the Employee shall be paid by the Company in respect of his duties performed under this Agreement a salary of £350,000 per annum (“Base Salary”) payable in arrears net of appropriate statutory deductions and in twelve equal monthly instalments, except for payments in respect of any final periods of less than one month, which shall be pro-rated. The Employee’s Base Salary shall be reviewed and, if appropriate, increased in accordance with policies approved from time to time by the Remuneration Committee or such other body approved by the Board of Directors of the Company.

(b) In the event that the Employee by reason of his sickness or injury is absent from work and unable to perform his duties under this Agreement:

(i) for any period of more than two weeks, the Company, following advance consultation with the Employee, may make alternative arrangements for the Employee’s essential duties to be performed pending his return; and

(ii) subject to Clause 4(b)(iv) and subject to prompt provision by the Employee of medical evidence acceptable to the Company establishing such inability, the Company shall pay him his Base Salary at the full rate and provide all benefits under Clause 4(c) for up to fifty-two weeks, provided that the Company shall be entitled to deduct from the remuneration of the Employee an amount equal to any income benefit which the Employee is entitled to claim by reasons of his illness or incapacity under the National Insurance Scheme for the time being in force; and

(iii) if such absence and inability to work continues for more than fifty-two weeks from the start of the period of long term sickness, all entitlement to Base Salary and to benefits under Clause 4(c) shall cease, with the exception of benefits provided through the Plan under Clause 4(c)(iii). In such event, the Employee must apply with effect from the fifty-third week after the start of the period of long term sickness for payment of benefits under the Cookson Group plc Permanent Health Insurance Policy (the “Policy”), subject at all times to the terms of the Policy as amended from time to time. For the avoidance of doubt, if the Policy provider refuses for any reason to provide any such benefits to the Employee, the Company shall not be liable to provide any such benefits itself or any compensation in lieu thereof and the Employee shall apply for ill health early retirement under the Plan. While the Employee remains in employment and in receipt of benefits from the Policy, he may remain a member of the Plan, subject to the Plan rules, and subject to Inland Revenue rules applicable from time to time. If, however, the Employee remains in such receipt until age 62, Clause 9(b) shall not apply, but on retirement at age 62 he shall receive benefits under Clause 9(j)and in accordance with the rules of the Plan but ignoring any restrictions arising from the earnings cap; but

(iv) if such absence is for a period in excess of twenty-six weeks during any period of fifty-two consecutive weeks and the nature of the sickness or injury is such that he would not be eligible to receive benefits under the terms of the Policy, the Company shall have the right at any time within thirteen weeks after the expiry of the last of the twenty-six weeks on written notice to the Employee and on payment to him of six months’ salary (less such statutory deductions e.g. for tax and national insurance as the Company is obliged by law to make) and the replacement costs to the Employee of six months’ benefits under Clause 4(c) to determine his service forthwith.

(c) Subject to Clause 4(b), during the continuance of the employment under this Agreement, the Employee shall be entitled to the following additional benefits all of which are provided as at the date of this Agreement:-

(i) The Employee shall be provided with a cash car allowance.

(ii) The Company shall provide the Employee, his spouse and dependent children with private medical cover at the rate for employees of his status in accordance with the Company’s policy regarding such insurance and the rules of the relevant scheme from time to time.

(iii) The Company shall provide either directly, or in part through the Plan (and if so, subject to the rules of the Plan), life assurance cover equal to 3.5 times the Employee’s Pensionable Salary within the meaning of Clause 9(a)(iv).

(iv) The Company shall pay the Employee’s annual membership fees in respect of such business clubs as it shall approve and shall in addition pay the annual membership fees in respect of one private club approved by it.

(v) The Company shall invite the Employee to participate in such Cookson Group performance incentive schemes, if any, as may from time to time be offered by the Board of Directors of the Company. Any payment due under such schemes (“Incentive Remuneration”) shall be payable to such bank accounts and in such currency as the Employee shall require. In the event of termination by either party any entitlement to benefit under the schemes will be determined in accordance with the rules of the respective schemes (if any). For the avoidance of doubt, any assessment of the Employee’s performance for the year 2003 and for the year 2004 prior to signature of this Agreement shall include assessment of all services rendered under this Agreement and under any preceding agreements with the Company and Cookson America, Inc.

(vi) The Employee is eligible to participate in share option schemes of the Company as an executive director. In the event of termination by either party any entitlement to benefit under the schemes will be determined in accordance with the rules of the respective schemes (if any).

5 SUMS RECEIVABLE

It is the intention of the parties that unless otherwise agreed by the Company the remuneration provided to the Employee under Clause 4 hereof shall be the total remuneration of the Employee for his service under this Agreement whether provided to the Company or any Associated Company. Any other sums (whether director’s fees or otherwise howsoever) receivable or received by the Employee in connection with, or as a result of, the performance of his duties hereunder shall, unless otherwise agreed by the Company, belong to the Company, and the Employee shall disclose and account for the same to the Company.

6 EXPENSES

(a) In the event of a change at the request of the Company in the Employee’s place of employment which the Company agrees (such agreement not to be unreasonably withheld) necessitates a change in his place of residence either temporary or permanent, the Company shall, in accordance with the Company’s relocation policy, repay to the Employee such reasonable removal expenses and reasonable additional housing and living expenses as the Employee shows, to the satisfaction of the Company, to have been incurred by him by reason of the change except insofar as such expenses were taken into account in determining the Employee’s remuneration at the new place of employment.

(b) There shall be paid or refunded to the Employee by the Company all reasonable duly authorised out-of-pocket expenses properly incurred by him in the performance of his duties under this Agreement including for the avoidance of doubt the cost of overnight accommodation where the Employee is required to remain in London overnight.

7 THE EMPLOYEE’S ACTIVITIES

(a) The Employee shall perform the duties of his office for the time being and exercise such powers as may from time to time be assigned to or vested in him faithfully, diligently and loyally, devoting thereto the whole of his time, attention and skill to the extent necessary for the due performance of his duties hereunder, and shall obey the reasonable and lawful directions of the Company acting through its duly authorised representatives.

(b) The Employee shall work such hours as may from time to time reasonably be required from him to carry out his duties to the satisfaction of the Company and shall not be entitled to receive any additional remuneration for work outside normal business hours.

(c) The Employee shall make such visits both within and outside the United Kingdom and by such means as he may reasonably be required by the Company to undertake from time to time for the proper fulfilment of his duties.

(d) The Employee shall not at any time during his employment hereunder without the written consent of the Company (which shall not be unreasonably withheld) either directly or indirectly assist or engage or be interested in:-

(i) any business other than that of the Company and its associated companies in any capacity whatsoever;

(ii) any other occupation or activity whatsoever which the Company may reasonably expect to hinder or interfere with the performance by the Employee of, or conflict with, his duties under this Agreement.

Where such consent has been given any sums received or receivable by the Employee in connection with or as a result of such activities or interests shall, be disclosed by the Employee to the Company.

The Employee shall, however, be permitted to hold shares, stock or debentures quoted on a recognised stock exchange or in a company not carrying on business in competition with the Company or any Associated Company and he shall not be required to account to the Company in respect of sums derived from such holdings.

(e) The Employee shall be entitled to 25 days holiday a year subject to the conditions laid down from time to time by the Company for employees with the same status. The Company’s holiday year runs from 1 January to 31 December. Where the Employee is unable by reason of work commitments to take all his holiday in any holiday year the Company will consider with him the extent to which unused days (in excess of any accrued but untaken at the beginning of January 2004) may be carried to the next holiday year. The Employee shall in addition be entitled to such Bank or public holidays as shall from time to time be declared in the United Kingdom and recognised by the Company. Subject to the Company’s right to require the Employee to take any accrued but untaken holiday during any period of notice, accrued but untaken holiday will otherwise be paid in lieu upon termination, calculated at a daily rate of 1/260th of Base Salary (at the date of termination).

8 APPROVED PENSION SCHEME

The Employee subject to the rules for the time being applicable thereto may remain during the continuance of his employment hereunder a member of the Plan (or other scheme for the time being in force applicable generally to full time officers or employees of the Company or a category thereof including the Employee) and will accrue benefits on the basis offered to all employees of the same status but, provided this does not cause the benefits to be greater than those set out in Clause 9, enhanced to provide maximum benefits as permitted by the Inland Revenue.

Changes in the rules of the applicable scheme (if any) will be notified in writing to the Employee and copies of the rules of such scheme for the time being in force will be made available to the Employee for inspection on application to the Secretary of the Company or to the Trustees of the Plan.

9 UNAPPROVED PENSION ARRANGEMENTS

(a) For the purpose of calculating the Employee’s contributions and benefits under this Clause:-

(i) “Approved Pension Arrangements” means the Plan (or other scheme for the time being in force applicable generally to full time officers or employees of the Company or a category thereof including the Employee).

(ii) “Basic Salary” means, at any date, his salary set under Clause 4(a) of this Agreement.

(iii) “Bonus” means, at any date, the average of the annual Incentive Remuneration made in the last three years (whether paid under this Agreement or under any preceding agreement with either the Company or Cookson America, Inc.).

(iv) “Pensionable Salary” means the aggregate of his Basic Salary and the Bonus paid from time to time.

(v) “Retained Benefits” means the benefits to which the Employee is entitled in respect of employment prior to 1 March 1996 under any retirement benefit schemes (whether or not approved) or any personal pension arrangements. If the Retained Benefits are paid at different times or in a different form to the benefits to be provided under this Clause 9, the amount of the reduction in the benefits to be provided under this Clause 9 will be determined by the actuary appointed in respect of the Plan as if the Retained Benefits had become payable at the same time and in the same form.

(vii) “Total Pension Benefit” means on retirement from the Company at age 62 a yearly pension equal to 66.67% of his Basic Salary plus 33.33% of his Bonus, less his Retained Benefits.

(b) Subject to the Employee:-

(i) remaining in employment with the Company and a member of the Approved Pension Arrangements (unless he ceases involuntarily to be a member by reason of the Company terminating the Approved Pension Arrangements or withdrawing his membership thereof) until age 62;

(ii) making contributions (which will be deducted from his salary and incentive payments) equal to 6% of his Pensionable Salary paid from time to time (of which the maximum contribution permitted shall be paid to the Approved Pension Arrangements and the excess shall be paid to the Company or at its direction);

the Employee will be entitled on his retirement from employment with the Company at age 62 to the Total Pension Benefit. In determining the amount of the Total Pension Benefit it will be assumed that the Employee has not commuted any of his Retained Benefits.

(c) So much of the benefits under this Clause 9 as cannot be paid from the Approved Pension Arrangements shall be paid direct to the Employee by the Company. Benefits paid by the Company shall be paid at the same time as similar benefits are paid from the Plan.

(d) If the Employee leaves the employment of the Company before age 62 other than as a result of his death, his application for retirement due to ill-health or disability or his termination pursuant to Clause 4(b)(iv), his leaving service benefit from age 62 will be the higher of the amount calculated in accordance with the table below less his Retained Benefits or 1/45th of his Basic Salary and Bonus for each year of service and proportionately for each complete month of service but ignoring his Retained Benefits:-

Number of Years of Service	Pension at Date of Leaving Employment
2	4.44% of Basic Salary, plus 4.44% of Bonus
3	9.17% of Basic Salary, plus 8.33% of Bonus
4	12.22% of Basic Salary, plus 11.11% of Bonus
5	15.28% of Basic Salary, plus 13.89% of Bonus
6	23.33% of Basic Salary, plus 16.67% of Bonus
7	27.22% of Basic Salary, plus 19.44% of Bonus
8	31.11% of Basic Salary, plus 22.22% of Bonus
9	42.50% of Basic Salary, plus 25.00% of Bonus
10	47.22% of Basic Salary, plus 27.78% of Bonus
11	51.94% of Basic Salary, plus 30.55% of Bonus
12	66.67% of Basic Salary, plus 33.33% of Bonus
13	66.67% of Basic Salary, plus 33.33% of Bonus
14	66.67% of Basic Salary, plus 33.33% of Bonus
15	66.67% of Basic Salary, plus 33.33% of Bonus

The percentage will be increased appropriately for additional complete months up to a maximum of 66.67%. For the avoidance of doubt and by way of example, if the Employee were to leave the employment after 8 years and 3 months of service, his pension will be 31.11% + [3/12 x (42.50% minus 31.11%)] of his Basic Salary, plus 22.22% + [3/12 x (25.00% minus 22.22%)] of his Bonus.

(e) The Employee’s leaving service benefit will be increased from the date of leaving employment to his 62nd birthday in accordance with increases to benefits under the Plan (both those required by law and any additional increases that are granted generally to early leavers under the Plan).

(f) If the Employee leaves the Company at least one year before reaching age 62, he may request a transfer of his leaving service benefit, the value of which will be determined by the actuary appointed in respect of the Plan. This value will be calculated as if the benefits under this Clause 9 were fully funded and with no reduction for lack of resources.

(g) If the Company agrees and the Employee has not transferred his leaving service benefit, he may start to receive his benefits before age 62 but not before he can receive an early retirement benefit under the Plan, in which case it will be reduced in accordance with the rules of the Plan insofar as they relate to such reductions.

(h) At retirement the Employee may commute a part of his benefit for a lump sum up to a maximum amount equal to 225% of the initial annual amount of his pension. The tax treatment of this sum will be subject to Inland Revenue rules. If the Employee elects to commute any part of his benefit the commutation factors applied to the Plan will be used.

(i) Once in payment that part of the benefit which is paid as a pension will be increased at the same times and rates as apply to pension increases granted generally under the Plan.

(j) In the event of the Employee’s disability, ill-health or death before age 62 where he has not transferred his benefits, or in the event of his death after his benefits have started to be paid, the benefits payable to or in respect of the Employee under this Clause 9 will be the same (and will be calculated in the same way) as under the Plan but ignoring any restrictions arising from the earnings cap.

(k) All benefits to be provided under this Clause 9 are inclusive of any benefits to which the Employee becomes entitled under the Approved Pension Arrangements.

(l) Having had the benefit of legal advice from Baker & McKenzie and Stephenson Harwood as to the effect of this Clause 9 the Employee agrees that his entitlement to benefits from the Company is as set out above and that he shall have no further right or entitlement to any greater sums or increased rights granted by virtue of any applicable legislation.

10 CONFIDENTIAL INFORMATION

(a) It is to be expected that the Employee will as a result of his employment with the Company acquire information as to commercial or industrial secrets and other confidential information not only of the Company and its customers and suppliers but also of its associated companies and their customers and suppliers. The Employee hereby undertakes that he will not during his employment hereunder otherwise than in the course of properly performing his duties under this Agreement or with the consent of the Company or as required by law utilise, divulge or communicate to any person either directly or indirectly:-

(i) any of the trade or industrial secrets or other confidential information of any kind whatsoever of the Company or of its associated companies which he may acquire in the course of his service or which he may heretofore have received or obtained whilst in the service of the Company or of Cookson America Inc. provided always that this restriction shall cease to apply to any such knowledge or information upon the same becoming public otherwise than as a result of breach of this Clause;

(ii) any trade or industrial secrets or other confidential information whatsoever of any customer or supplier of the Company, or of the customers or suppliers of any Associated Company which he may acquire in the course of his service or which he may heretofore have received or obtained whilst in the service of the Company or of Cookson America Inc. Where the Employee acquires confidential information relating to an Associated Company or their customers or suppliers he shall on request give an undertaking in similar terms to that contained in this Clause direct to the Associated Company.

The obligations set out in this Clause 10(a) shall continue to apply after the termination of the Employee’s employment hereunder (howsoever occasioned) but shall cease to apply to information which may come into the public domain otherwise than through unauthorised disclosure by the Employee.

(b) It is often required in “know-how” agreements for the person supplying the “know-how” to require that the recipient’s employees execute written undertakings to preserve the secrecy of any information supplied. The Employee shall, at the request of the Company, execute any instruments relating to the trade or industrial secrets or other confidential information of third persons which the Company is then obliged to have executed by its employees.

11 INTELLECTUAL PROPERTY RIGHTS

(a) In the event that the Employee (whether alone or with others) shall make or shall have made at any time during the period of his employment an invention, (whether or not patentable) within the meaning of the Patents Act 1977 (hereinafter called “Invention”) relating to, or capable of being used in, the business of the Company or that of its Associated Companies, he shall promptly disclose to the Company full details thereof to enable the Company to assess the Invention and to determine whether under the applicable law the Invention is the property of the Company.

(b) If any Invention belongs to the Company the Employee shall hold it on trust for the Company and shall at the request and expense of the Company do all things necessary to vest all right, title and interest in any such Invention in the Company or its nominee absolutely as legal and beneficial owner and to secure patent or other appropriate forms of protection therefor in any part of the world.

(c) If the Employee (whether alone or with others) shall create or make or shall have created or made at any time during the period of his employment any discovery, design or other work (whether registerable or not and whether or not a copyright work), which is not an Invention or made or created by the Employee and wholly unconnected with his employment hereunder (hereinafter called “Works”), the Employee shall forthwith disclose to the Company full details thereof and shall consider himself as a trustee for the Company in relation to all such Works. The Employee shall at the request and expense of the Company execute all instruments and do all things necessary to vest all right, title and interest in and to any such Works in the Company or its nominee absolutely as legal and beneficial owner.

(d) In consideration of the Company entering into this Agreement the Employee hereby assigns to the Company by way of assignment of future copyright the copyright, design and other proprietary rights if any for the full term thereof throughout the world in respect of all copyright works created or made by the Employee during the period of his employment hereunder (except only those copyright works created or made by the Employee and wholly unconnected with his employment hereunder).

(e) The Employee shall not except as provided in this Clause or as may be necessary in the course of his employment disclose or make use of any Invention or Work which belongs to the Company.

(f) The Employee shall give notice in writing to the Company promptly on becoming aware of any infringement or suspected infringement of any intellectual property right in any Invention or Work and shall not otherwise do or fail to do any act the consequences of which act or failure would or might prejudice the rights of the Company under this Clause.

(g) Rights and obligations under this Clause shall continue in force after the termination of this Agreement in respect of Inventions and Works and shall be binding upon the personal representatives of the Employee.

12 PREVIOUS AGREEMENTS

This Agreement supersedes any previous agreement or representations whether oral or written between the parties in relation to the matters dealt with herein, including the Service Agreement dated 14 February 1996.

13 TERMINATION

(a) Unless terminated under Clause 13(k), this Agreement shall remain in force until determined by the first to occur of the following events:-

(i) the Employee reaching the age of 62;

(ii) the expiry of not less than 6 months notice in writing given by the Employee to the Company at any time;

(iii) the expiry of 24 months notice in writing given by the Company to the Employee at any time on or before 30 December 2004;

(iv) the expiry of 12 months’ notice in writing given by the Company to the Employee on any date on or after 31 December 2004; or

(v) the Company exercising its rights under Clause 4(b)(iv).

(b) Where the Company terminates this Agreement on or before 30 December 2004 otherwise than in accordance with Clause 4(b)(iv), Clause 13(k) or sub-Clause 13(a)(iii), the Company shall pay to the Employee in liquidated damages an amount (which sum shall be calculated at the date of termination of employment) (less such statutory deductions (e.g. for tax and national insurance) which the Company is obliged by law to make) which is equal to 66.67% of the total of:

(i) Base Salary at the date of termination for the notice period applicable for termination by the Company on the date of termination of employment;

(ii) the value for the notice period applicable for termination by the Company on the date of termination of employment of any fringe benefits which at the date of termination are provided under Clause 4(c) of this Agreement plus any contractual benefits not referred to in Clause 4(c) which are awarded to the Employee after the date of this Agreement but excluding from this any value attributable to participation in any share incentive schemes then being operated by the Company;

(iii) a pro-rata sum in respect of the period of service in the year of termination of employment in respect of any annual incentive payment for that year (if any is accrued under any scheme which may then be in operation) (e.g. if the Employee has been employed for 6 months the entitlement will be to 66.67% of 6 months of the annual incentive payment for that year); and

(iv) a sum in respect of the Employee’s payment (if any is accrued) under the then current mid-term incentive scheme (if any) calculated by reference to the proportion which the Employee’s period of service from the start of such scheme to the date of termination bears to the total period of such scheme.

(c) If the Employee has already started to serve notice given by the Company the number of months to be used to determine the compensation under Clause 13(b) above will be reduced by the number of months’ notice already served.

(d) Sums due under sub-Clauses 13(b)(i) and 13(b)(ii) above shall be paid within the later of 30 days of the date of the termination of employment and the conditions in Clause 13(j) being satisfied. Sums due under sub-Clauses 13(b)(iii) and 13(b)(iv) above shall be paid on the later of the date the conditions in Clause 13(j) are satisfied and the date when payment would have been due had the employment continued.

(e) Where the Company gives notice pursuant to sub-Clause 13(a)(iv) above on or after 31 December 2004 or the Employee gives notice at any time pursuant to sub-Clauses 13(a)(ii) above:-

(i) the Company has the option at its absolute discretion of giving written notice that it will make a payment in lieu of part or all of the required period of notice and the employment shall terminate on the date of receipt of such notice by the Employee (the “date of early termination”); and

(ii) the payment will be calculated by aggregating:-

(1) Base Salary (at the rate last set before the date of early termination) for the duration of the remaining notice period (the “Foregone Notice Period”);

(2) the amount it would cost the Employee (as reasonably agreed by the Company) to replace for the Foregone Notice Period any benefits which at the date of early termination are provided under Clause 4(c) of this Agreement or are otherwise at that date customarily provided to the Employee but excluding from this any value attributable to potential participation during the Foregone Notice Period in any share incentive schemes then being operated by the Company;

(3) a sum equal to the average annual Incentive Remuneration paid or awarded per year to the Employee (under this Agreement or under any preceding agreement with either the Company or Cookson America, Inc.) in respect of the last three full calendar years before the date of early termination, which sum will be pro-rated where the Foregone Notice Period is less than one year; and

(4) a sum equal to one third of the cash value of the last mid-term Incentive Remuneration award to the Employee in the three calendar years before the date of early termination (including the cash value at the date of early termination of any equity award then made), which sum will be pro-rated where the Foregone Notice Period is less than one year.

(f) Where the Company exercises its option under sub-Clause 13(e)(i):-

(i) the Company will also pay, on the normal payment date for annual Incentive Remuneration, a pro rata sum (if any is earned and accrued under any scheme which may then be in operation) in respect of any annual Incentive Remuneration for that year calculated by reference to the period of service in the year of termination of employment until the date of early termination; and

(ii) the Company will also pay, on the normal payment date for mid-term Incentive Remuneration, a pro rata sum (if any is earned and accrued under any scheme which may then be in operation) in respect of the then current mid-term incentive scheme calculated by reference to the proportion which the Employee’s period of service from the start of such scheme to the date of early termination bears to the total period of such scheme;

(iii) Half the payment calculated under Clause 13(e)(ii) above shall be paid in a lump sum, net of required statutory deductions, within 30 days of the date of early termination; and

(iv) The remaining sum calculated under Clause 13(e)(ii) will be paid in equal monthly instalments, net of required statutory deductions, commencing in the Company payroll period after the month in which the midpoint of the Foregone Notice Period falls, for the remainder of the Foregone Notice Period. If the Employee has commenced alternative employment before the payroll date in any month in which such a payment would otherwise be made, the gross base salary earned by the Employee in that month shall be deducted from the gross monthly instalment. The Employee shall notify the Board of Directors of the Company promptly upon obtaining such employment, which notice shall include the Employee’s start date and gross monthly base salary. The Company undertakes for itself and its Directors to keep the gross monthly base salary confidential.

(g) Where the Company gives notice pursuant to sub-Clause 13(a)(iv) on or after 31 December 2004 the Company shall provide the Employee with an executive outplacement counselling programme through an outplacement services firm designated by the Company for a reasonable period up to one year following the date of early termination at no fee to the Employee.

(h) Where this Agreement is terminated by the Company (except under Clause 13(k)), the Employee’s service for the purpose of calculations under Clause 9 will be increased by 24 months (less any months of notice served by the Employee prior to termination) from the date of termination, provided that this does not increase his benefits above the maximum set out therein and the Employee has satisfied the conditions in Clause 13(j).

(j) It is a pre-condition of any payments under Clauses 13(b), 13(e),13(f) and 13(g) that the Employee shall have entered into such further agreements as the Company may require for the sole purpose of compromising or settling any then existing or potential claims based on matters of which the Employee is then aware by the Employee against the Company or any Associated Company or any of their officers and/or employees arising out of the employment relationship or its termination. Such agreements will exclude personal injury claims or claims in relation to pension provision.

(k) If the Employee shall be guilty of any serious breach, or continues after due warning to commit any material breach of his obligations under this Agreement, or shall become bankrupt or have compounded with his creditors generally or commit any act or be convicted of any offence or do anything which in the reasonable opinion of the Company is seriously prejudicial or likely to be seriously prejudicial to the good name or reputation of the Company or any Associated Company, the Company shall have the right to terminate this Agreement and the Employee’s employment hereunder by summary notice.

14 EVENTS ON TERMINATION

Upon termination or expiry of his employment under this Agreement howsoever occasioned or upon the written request of the Board of Directors at any time following the giving of notice by the Company or the Employee, the Employee shall:-

(a) return to the Company all property belonging to the Company or any Associated Company which he may have in his possession or control including, but without prejudice to the generality of the foregoing, all notebooks, writings, records, computers and computer records whatsoever including any copies of the same; and,

(b) resign without claim for compensation from any office as a director of the Company and from any other offices held by him in any Associated Company and from any trusteeships of pension schemes or other entities associated with the Company or any Associated Company, and should he fail to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary or requisite to give effect thereto.

15 NON-COMPETITION

(a) Since the Employee is likely to obtain in the course of his employment confidential information and personal knowledge of and influence over customers or suppliers of the Company or any other Associated Company the Employee hereby agrees with the Company that in addition to the other terms of this Agreement and without prejudice to other restrictions imposed upon him by law, the Employee covenants:-

(i) that he will not during the period of 12 months from the date on which his employment terminates canvass or solicit or endeavour to canvass or solicit (whether on his own account or for any other person, firm or organisation) in competition with the Company or any other Associated Company the custom of any person, firm or company who at any time during the last 12 months of his service with the Company was a customer or supplier of, or in the habit of dealing with, the Company or any other Associated Company and with whom the Employee shall have been personally concerned to a material extent;

(ii) that he will not during the period of 12 months from the date on which his employment terminates either on his own behalf or for any other person, firm or organisation solicit or endeavour to entice away from the Company or any other Associated Company any person who was to his knowledge at any time during the last 12 months of his service with the Company an employee of the Company or any Associated Company who reported directly to him (a “direct report employee”) or an employee who reported directly to a direct report employee, or a director, officer, agent, consultant or associate of the Company or any Associated Company. For the avoidance of doubt, the Company shall provide to the Employee in writing upon termination a list of names of covered direct report employees and those who report directly to them.

(b) While the restrictions imposed in this Clause are considered by the parties to be reasonable in all the circumstances it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Company’s or any Associated Company’s legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be.

16 DISCIPLINARY AND GRIEVANCE PROCEDURES

Any disciplinary or grievance matters will be conducted by the Board of Directors of the Company or its designee, in accordance with the principles of the ACAS Code of Practice on Disciplinary and Grievance Procedures and any relevant legislation.

17 MISCELLANEOUS

(a) Notice may be given by either party by registered or recorded-delivery letter addressed to the other party at, in the case of the Company, its registered office for the time being and marked for the attention of the Company Secretary and in the case of the Employee his last address known to the Company. Actual notice is necessary under Clause 13, but shall otherwise be deemed to have been duly served upon the party to whom it is addressed upon its delivery at that address.

(b) The expiration or determination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

(c) References in this Agreement to the masculine gender shall where appropriate be deemed also to include the feminine gender.

(d) References in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment whenever made.

(e) No collective agreements apply to this employment.

(f) This Agreement is to be governed by and construed in accordance with English law and subject to the exclusive jurisdiction of the English Courts.

(g) In the event of any dispute arising out of this Agreement or its termination, the Company agrees that in the event that the Employee’s contractual claim is successful in a Court of law then it will pay the Employee’s taxed costs, provided that if the Company made a prior offer to settle the proceedings in accordance with Part 36 of the Civil Procedure Rules, Part 36 shall apply.

SIGNED by

/s/ Robert Beeston

for and on behalf of the Company

/s/ Dennis Millard

SIGNED by the Employee as a deed in the presence of:-	/s/ Patricia Dowton

12 Edinburgh Crescent Waltham Cross Herts EN8 7QS

DATED: 19 February 2004